DILWORTH PAXSON LLP

direct dial number: (202) 466-9151	Kathleen L. Cerveny KCERVENY@DILWORTHLAW.COM
August 1, 2005
Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, DC 20549

Re:	Community Bankers Acquisition Corp.
Registration Statement on Form S-1
Amendment No. 1 Filed on June 13, 2005
File No. 333-124240
Ladies and Gentlemen:
     On behalf of Community Bankers Acquisition Corp., a Delaware corporation (the “Company” or “Community Bankers”), we hereby file through EDGAR with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 2 to the Registration Statement on Form S-1 (“Amendment No. 2”), including exhibits.
     The Amendment No. 2 incorporates changes responsive to the comments set forth in the Commission’s letter to Mr. Gary A. Simanson, dated July 17, 2005. For your convenience, we have repeated each comment prior to the response. All references to headings and to page numbers in our responses below are to the pages in Amendment No. 2.
General
1.	We note your response to our previous comment one. On page 24, we note your disclosure that "[i]n no event will our existing officers...or any entity with which they are affiliated be paid any finder’s fee, consulting fee or similar type fees from any person or entity in connection with a business combination.” Please affirmatively confirm that First Capital Group will not participate in the company’s search for a target or receive any fees in connection with the company’s business combination.

As discussed with the staff, we have included specific reference to First Capital Group, with which the Company’s president is affiliated, in the disclosure on page 25 of Amendment No. 2 and elsewhere to clarify that First Capital Group will not receive any fees in connection with the Company’s business combination.

Securities and Exchange Commission
August 1, 2005

2.	We note your response to our previous comment two and reissue the comment. We were unable to find disclosure discussing the incentive for existing stockholders. Please provide disclosure with respect to the conversion rights to discuss the relative benefits and financial advantages to utilization of such feature between the existing stockholders and the public stockholders. This disclosure should include, in part, an analysis and comparison of the financial consequences of the exercise of the conversion right when exercised by an existing stockholder as compared to a public stockholder. In this context we note that: (i) the existing stockholders are allowed, and in fact intend to make purchases of shares in both the offering and in the open market subsequent to the offering; (ii) there appears to be a disincentive for public stockholders to exercise their conversion rights due to the fact that the amount available to such stockholders (approximately $7.20 per share) is virtually certain to be less than the purchase price paid for the unit in the offering ($8.00); and (iii) there does not appear to be a corresponding disincentive for existing stockholders to exercise their conversion rights since the average price of their existing shares was $.025 per share and thus even after paying the offering price and/or market price for the other shares acquired after the date of the prospectus, the effective cost to the existing stockholders of their shares will be less that the conversion price of approximately $7.20 per share. Similar disclosure should be provided, as applicable, with respect to the shares held by the Underwriters. We may have further comment.

As discussed with the staff, each of the existing stockholders will agree, pursuant to the letter agreement filed as Exhibit 10.1 to Amendment No. 2, to waive his or its right to exercise conversion rights as to any shares of common stock owned by him or it, directly or indirectly, on the date of the prospectus or acquired thereafter in the open market or otherwise. We have included appropriate disclosure as to such waiver including in the prospectus summary, in the section entitled “Conversion Rights” on page 5 of Amendment No. 2, in the section entitled “Conflicts of Interest” beginning on page 45 and in the discussion of the Common Stock on page 51 of Amendment No. 2. We believe any shares acquired by the underwriters in connection with the offering or thereafter will be subject to substantially equivalent financial consequences and/or disincentives as those applicable to investors who acquire shares in the offering or in the open market.

3.	Please clarify with disclosure in an appropriate place whether the funds not held in trust could be used as a down payment or a lockup in a proposed business combination. To the extent they can, explain how ongoing expenses will be satisfied and include appropriate line item disclosure in the Use of Proceeds section identifying such use. In addition, to the extent the funds not held in trust could be used for such purpose, the summary and risk factor disclosure should make clear that in the event of a breach by the company, these funds would be forfeited, the company would no longer be able to conduct due diligence or other similar operations without additional financing, and that without

Securities and Exchange Commission
August 1, 2005

additional financing, holders could lose on their investment in the units. We have included disclosure regarding use of the funds not held in trust as a deposit, down payment or a no shop payment in the Prospectus Summary on page 4 of Amendment No. 2 and elsewhere as appropriate.

We have revised the line item for working capital in the use of proceeds table on page 17 of Amendment No. 2 to read as follows:
“Working capital to cover director and officer insurance, miscellaneous expenses (including potential deposits, down payments or funding of a “no shop” provision with respect to a particular business combination) and reserves”
In addition, we have revised the risk factor beginning “Company resources could be wasted in pursuing acquisitions...” on page 10 of Amendment No. 2 to include the following language:
“We could incur substantial costs for accountants, attorneys, and others payable from the funds not held in trust in connection with a business combination that is not completed and may be required to pay to the potential target business a deposit or down payment or to fund a “no shop” provision. Costs incurred prior to completion of a business combination, including for any non-refundable deposit, down payment or no shop provision may not be recoverable.”
Finally, we have included the following in the Use of Proceeds section on page 18 of Amendment No. 2:
“It is also possible that we could use a portion of our working capital to make a deposit or down payment or to fund a “no shop” provision with respect to a particular business combination, although we do not have any current intention to do so. In the event that we were ultimately required to forfeit the funds or any of the funds are not returned to us (whether as a result of our breach of the agreement relating to such payment or otherwise), we may not have sufficient remaining working capital outside of the trust account to conduct due diligence and pay other expenses related to finding another suitable business combination. In that event and if we were unable to secure additional working capital, we would most likely fail to consummate a business combination in the allotted time and would be forced to liquidate.”
4.	We note that your initial business combination must be with a business with a fair market value of at least 80% of your net assets at the time of acquisition. Please clarify throughout that there is no limitation on your ability to raise funds privately or through loans that would allow you to acquire a company with a fair market value in any amount greater than 80% of your net assets at the time of acquisition. Disclose as well whether

Securities and Exchange Commission
August 1, 2005

any such financing arrangements have been entered into or contemplated with any third parties to raise such additional funds through the sale of securities or otherwise.

We have added the following language to the first paragraph of page 2:
“We may further seek to acquire a target business that has a fair market value in excess of 80% of the net assets we have on the consummation of this offering by raising additional funds through the sale of our securities, through loans or a combination of both. As of the date of this prospectus, we have not engaged or retained, had any discussions with, or entered into any agreements with, any third party regarding any such potential financing transactions. However, we would only acquire such additional funds simultaneously with our consummation of a business combination.”
Additionally, we have added the following language to the paragraph under the heading “Selection of a target business and structuring of a business combination” on page 26 of Amendment No. 2:
“Moreover, there is no limitation on our ability to raise additional funds through the sale of our securities or through loans that would enable us to acquire a target company with a fair market value significantly in excess of 80% of the net assets we will have upon consummation of this offering. However, we would only acquire such additional funds simultaneously with our consummation of a business combination.”
We have also added the following language to the paragraph under the heading “Fair market value of target business” beginning on page 25 of Amendment No. 2:
“Although we are permitted to raise funds privately or through loans that would allow us to acquire a target business with a fair market value in an amount greater than 80% of the net assets we have on the consummation of this offering, we have not entered into or discussed such financing arrangements with any third party, and there is no assurance that any such financing, if desired, would be available on acceptable terms, if at all.”
5.	Discuss in an appropriate place the company’s expectation as to whether the current management will remain associated with the company after the consummation of the business combination. Detail how the company intends to accomplish this, referencing the necessary transaction structure, valuation determinations, exchange ratios, and other contingencies which must be addressed and structured so as to ensure that the company’s management will be able to maintain its position with the company post-business combination.

We have inserted the following language in the risk factor on page 11 of Amendment No.

Securities and Exchange Commission
August 1, 2005

2 which begins “We may not be able to retain our current officers and directors...” and under the heading “Limited ability to evaluate the target business’ management” on page 27 of Amendment No. 2:
     “The future role of our key personnel following a business combination, however, cannot presently be ascertained. We have not entered into an employment agreement with any of our key personnel. Although we expect our president to remain associated with us following a business combination, we may hire other management personnel following the business combination. Moreover, our current management may only be willing to remain with us after the consummation of a business combination if they are able to negotiate the terms of an employment arrangement as part of the transaction. It would be more likely that current members of management would remain with us, if they chose to do so, if we:
•	acquire a target business in an all-cash transaction rather than a merger in which the stockholders of the target company control the combined company following the business combination; or

•	the business combination is structured as the acquisition of one or more banks using a holding company structure in which we were the surviving holding company.
               In making the determination whether current management should remain with us following the business combination, our board of directors will analyze the experience and skills of management of the target business and, if it is believed that it is in the best interests of the combined company, negotiate as part of the business combination that certain members of current management remain with the combined company. If our current management desires to be retained by us post-business combination as a condition to any potential business combination, our current management may have a conflict of interest.”
6.	We note the disclosure on page 45 of the prospectus that “[a]lthough there can be no assurance, such purchases may assist in stabilizing the market price of the warrants.” We also note the disclosure on page 54 under the subheading “Short Sales, Stabilizing Transactions and Penalty Bids” and your response to our previous comment 51. In light of this disclosure, please advise how the company will comply with Regulation M. We may have further comments.

We have revised the disclosure on page 48 of Amendment No. 2 to indicate that the purchases of the up to 1,000,000 warrants by Messrs. Simanson and Zalman will be pursuant to the guidelines specified by Rule 10b5-1 under the Securities Exchange Act of 1934.

Securities and Exchange Commission
August 1, 2005

7.	We note your disclosure on the prospectus cover page and on page 24 concerning your efforts, or lack thereof, with respect to locating a potential candidate for a business combination transaction. Provide additional disclosure in the form of an affirmative statement, if accurate, that neither the company nor any of its affiliates or representatives has, as of the date of the prospectus, taken steps towards locating or consummating a business combination transaction. Alternatively, provide disclosure of the steps taken to date.

We have revised the disclosure on page 25 of Amendment No. 2 under the heading “We have not identified a target business” to include the following sentence:
“Neither the Company nor any of its affiliates or representatives has, as of the date of this prospectus, taken steps towards locating or consummating a business combination transaction.”
Prospectus Summary, page 1
8.	We note your response to our previous comment 17 and reissue the comment. We were unable to find in the prospectus the disclosure referenced in your response. Please provide, here or elsewhere in the prospectus as appropriate, a definition for the term “public stockholder” as used by the company with respect to this offering. In this context, please discuss in particular whether this term would include the “existing stockholders” of the company and/or their affiliates, in the case of shares held by such persons that are acquired in the offering, pursuant to open market purchases of units, common stock or warrants, or from the exercise of warrants held by such persons.

We have revised the prospectus to use the phrase “holders of common stock sold in this offering” to clarify those persons to whom we are referring (rather than the more general term “public stockholders”). We have added to the first paragraph of the prospectus summary on page 1 of Amendment No. 2 an explanation of the phrase as follows:
“The term “holders of common stock sold in this offering” means the holders of common stock, including any existing stockholders, who purchase such shares as part of the units in this offering or who purchase such shares separately or as part of units in the open market following the consummation of this offering.”
We have also conformed the disclosure throughout the prospectus to eliminate use of the term “public stockholders.”

9.	Disclose here, and elsewhere as appropriate, whether the redemption of the warrants by the company would include the warrants held by I-Bankers Securities Incorporated as a result of the exercise of the Underwriters’ option. Alternatively, if such warrants are not included, discuss the reasons why such warrants are not included. In addition, discuss

Securities and Exchange Commission
August 1, 2005

whether I-Bankers Securities has the right to consent before the company can exercise its redemption right and if so, discuss the conflicts of interest that result from such right.

We refer the staff to the disclosure contained in the Prospectus Summary on page 4 of Amendment No. 2, which reads as follows:
“Since we may redeem the warrants only with the prior consent of I-Bankers Securities, which firm may also hold warrants subject to redemption, I-Bankers Securities may have a conflict of interest in determining whether or not to consent to such redemption. We cannot assure you that I-Bankers Securities will consent to such redemption if it is not in its best interest, even if it is in our best interest.”
Additionally, we have revised the disclosure under the heading “Redeemable Warrants” on page 51 to read as follows:
“Provided we obtain the prior consent of the representative of the underwriters, we may call the outstanding redeemable warrants, including those issuable upon exercise of the purchase option described below, for redemption:”
Use of Proceeds, page 16
10.	We note that the company states that “[t]he proceeds held in the trust account may be used as consideration to pay the sellers of a target business...Any amounts not paid as consideration to the sellers of the target business may be used to finance operations of the target business.” Please discuss all possible uses of the proceeds held in trust if such funds are released to the company. Please include any finder’s fees and expenses that are in addition to those expenses to be paid from the net proceeds not held in trust. Please reconcile this disclosure with the disclosure in the last paragraph on page 21 in the MD&A section.

We have revised the following disclosure in the Use of Proceeds section on page 18 of Amendment No. 2 to include specific reference as requested:
“We intend to use the excess working capital shown above for director and officer liability insurance premiums and other operating expenses. We will also use a portion of our working capital for reimbursement of out-of-pocket expenses (such as travel expenses) to our officers, directors and stockholders who assist us in connection with seeking a target business, performing due diligence activities and attending board meetings, but neither these persons nor any of their affiliates will receive any compensation for their activities in connection with the business combination. It is also possible that we could use a portion of our working capital to make a deposit or down payment or to fund a “no shop” provision with respect to a particular business combination, although we do not have any current intention to do so. In the event that we were ultimately required to forfeit such

Securities and Exchange Commission
August 1, 2005

funds or any of the funds are not returned to us (whether as a result of our breach of the agreement relating to such payment or otherwise), we may not have a sufficient remaining working capital outside of the trust account to conduct due diligence and pay other expenses related to finding another suitable business combination without securing additional financing. In that event and if we are unable to secure additional working capital, we would most likely fail to consummate a business combination in the allotted time and would be forced to liquidate. The balance, if any, of our working capital will be held in reserve in the event that due diligence, legal, accounting and other expenses of structuring and negotiating business combinations exceed our estimates. We believe that our working capital will be sufficient to cover the foregoing expenses and reimbursement costs.”
In addition, we have revised the disclosure in the Management’s Discussion and Analysis section on page 22 of Amendment No. 2 to clarify that such payments will be made from proceeds not held in trust.

11.	On page 17, we note the statement that “[n]o compensation of any kind...will be paid to any of our existing stockholders.” Please reconcile this statement with the disclosure that “existing stockholders will receive reimbursement for. . . performing due diligence.” Also, please explain whether the $200,000 allocated to due diligence in the table, would be used to pay existing stockholders for their performance of due diligence. Please clarify which line items in the use of proceeds table that the reimbursements will be paid from.

We have revised the disclosure on page 19 of Amendment No. 2 to read as follows:
             “Commencing on the effective date of this prospectus through the consummation of the acquisition of a target business, we will pay Community Bankers Acquisition, LLC the fee described above. In addition, our existing stockholders will receive reimbursement for any out-of-pocket expenses incurred by them in connection with activities on our behalf, such as identifying potential target businesses, attending management or board meetings, and performing due diligence on suitable business combinations from our working capital not held in the trust account. Other than this $7,500 per month administrative fee and reimbursement of our existing stockholders for any out-of-pocket expenses incurred by them in connection with activities on our behalf, no compensation of any kind, including finder’s and consulting fees, will be paid to any of our existing stockholders, or any of their affiliates, for services rendered to us prior to or in connection with the consummation of the business combination. To the extent that the out-of-pocket expenses exceed the available proceeds not deposited in the trust fund, such expenses would not be reimbursed by us unless we consummate a business combination. Since the role of present management after a business combination is uncertain, we have no ability to determine what remuneration, if any, will be paid to those persons after a business combination.”

Securities and Exchange Commission
August 1, 2005

Capitalization, page 20
12.	Please provide a footnote to the capitalization table to disclose the revolving credit agreement from a related party and the outstanding advance that will be repaid with offering proceeds. Alternatively, in the event that the capitalization table is updated, please include the outstanding balance of the revolving credit agreement in the body of the table.
The capitalization table on page 21 of Amendment No. 2 has been updated to June 30, 2005 and reflects the advances under the credit facility as of that date. No additional advances have been made as of the date of filing Amendment No. 2.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21
13.	We note the statement “[w]e may use substantially all of the net proceeds of this offering to acquire a target business, including identifying and evaluating prospective acquisition candidates, selecting the target businesses, and structuring, negotiating and consummating the business combination.” Please discuss whether or not these expenses will be paid from the proceeds held in trust. Please explain these expenses in more detail. It may be helpful to explain in greater detail the expected use of the proceeds held in trust.

We have revised the disclosure to clarify the discussion on page 22 of Amendment No. 2 to refer to our uses of the net proceeds of the offering not being held in trust.
Proposed Business, page 23
Effecting a Business Combination, page 24
14.	We note your response to our previous comment 42 and we reissue the comment. We were unable to find the disclosure referenced in your response. In the disclosure under the heading “Probable lack of business diversification,” provide additional disclosure to clarify, in light of the company’s requirement that any acquisition must be of a company with a fair market value equal to at least 80% of the company’s net assets, how the company would be able to effectuate a business combination with more than one target business.

We have revised the disclosure under the referenced heading on page 27 of Amendment No. 2 to read in pertinent part as follows:
“While we may be able to purchase more than one target business using our equity securities as consideration for the acquisition or by raising additional funds through the sale of our securities or through loans, we have no agreements or arrangements for such additional funding. We therefore believe that it is most likely that we will have the ability to effect only a single business combination.”

Securities and Exchange Commission
August 1, 2005

Employees, page 29
15.	We note your response to our previous comment 44 and reissue the comment. We were unable to find the disclosure referenced in your response. Please revise the business section to discuss in detail how management intends to carry out its duty of seeking a target business.
We have revised the disclosure by adding the following sentence to the section entitled “Employees” on page 31 of Amendment No. 2:
“As discussed elsewhere herein, our management will be active in locating target businesses, responding to inquiries and performing due diligence on suitable target businesses. See “Management”.”
Underwriting, page 52
16.	Please confirm with respect to any electronic offer, sale or distribution of the shares, if true, that the procedures you will follow will be consistent with those previously described to and cleared by the Office of Chief Counsel.

We hereby confirm that with respect to any electronic offer, sale or distribution of the shares, the procedures which the Company and the Representative will respectively follow will be consistent with those previously outlined by the Office of Chief Counsel in Releases 33-7233, 33-7288 and 33-7289.
17.	Tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.

The Company does not and has been advised by the representative of the underwriters that it has no arrangements with a third party to host or access the preliminary prospectus on the Internet.
Part II
Exhibits
18.	We note that the heading on the first page of the underwriting agreement and on Schedule I lists Costal Bancshares Acquisition Corp. as the company. Please revise.
         The underwriting agreement has been corrected and included as Exhibit 1.1 with Amendment No. 2.

Securities and Exchange Commission
August 1, 2005

     If you or any members of the Staff have any questions concerning the enclosed materials or desire further information or clarification in connection therewith, please contact the undersigned at (202) 466-9151.

Yours very truly, /s/ Kathleen L. Cerveny Kathleen L. Cerveny

Enclosures
cc:     Gary A. Simanson
          Phillip J. Kushner, Esq.